AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

FOIA CONFIDENTIAL TREATMENT REQUEST
March 26, 2020

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Aamira Chaudhry and Lyn Shenk, Division of Corporation Finance, Office of Trade & Services

Re:	AmerisourceBergen Corporation
Form 10-K for Fiscal Year Ended September 30, 2019
Filed November 19, 2019
File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission ("SEC") contained in your letter dated February 27, 2020 (the "Comment Letter") regarding AmerisourceBergen Corporation's (the "Company") Annual Report on Form 10-K for the fiscal year ended September 30, 2019 (the "Annual Report").

We have reproduced the comments contained in the Comment Letter and have set forth the Company's response below the text of each comment.

Form 10-K for Fiscal Year Ended September 30, 2019

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1.
We note your response to our prior comment number 1. While you have provided additional factors that contributed to the change in revenues, including citing that unit volume growth and inflationary increases have had an impact, you have only quantified $6 billion of an $11 billion dollar change. Please revise to quantify a material portion of the change in accounts. As you only partially addressed our comment, we are also reissuing a portion of our previous comment. Please quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate. Please also consider using tables to list, quantify, and sum factors to which changes are attributed.

Response:

To the extent possible, the Company has quantified all material changes in revenue and expense categories, where appropriate. We have determined that the proposed revisions to our Management's Discussion and Analysis of Financial Condition and Results of Operations meet the criteria of Item 303 of Regulation S-K and FRR-7, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. Our Management Discussion and Analysis currently utilizes numerous tables to identify material revenue and expense categories, and the material changes in those categories have been quantified and discussed in the various paragraphs following those tables, where possible and appropriate.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.
ABC-1-16671_1

United States Securities and Exchange Commission
March 26, 2020

As an example, and for illustrative purposes, we have made further edits to the revenue paragraph relating to our Pharmaceutical Distribution Services segment on page 27 of our Annual Report, as underlined and set forth below:

The Pharmaceutical Distribution Services segment grew its revenue by $11.1 billion, or 6.9%, from the prior fiscal year, primarily due to the organic growth of some of its largest customers (sales to our largest customer, Walgreens, increased by $5.6 billion), ~~continued strong~~ increased specialty pharmaceutical product sales (which generally have higher selling prices), and overall market growth principally driven by unit volume growth and, to a lesser extent, inflationary increases in brand drugs. In addition, revenue increased $448.0 million in the current fiscal year due to the January 2018 consolidation of Profarma. Revenue also increased in fiscal 2019 as a result of ~~and~~ the January 2018 acquisition of H.D. Smith, which was fully integrated within Pharmaceutical Distribution Services in fiscal 2019.

Notes to Consolidated Financial Statements
Note 13. Legal Matters and Contingencies
Opioid Lawsuits and Investigations, page 73

2.
We note your response to our prior comments number 3 and 4 with regard to the Multidistrict Litigation (“MDL”). Although our prior comment 3 was written in reference to the MDL matter disclosed in your Form 10-K for the fiscal year ended September 30, 2019, our comment was intended to solicit a response as to the current state of the matter.

On February 14, 2020, two days after the date of your response to us, The Wall Street Journal published an article titled, "21 States Reject $18 Billion Offer From Drug Wholesalers to Settle Opioid Litigation: Dissenting states want the wholesalers to contribute between $22 billion and $32 billion."

The WSJ article references a letter from 21 state attorneys general rejecting a purported $18 billion offer from you and two other major drug wholesalers. The article also quotes a statement that you were "disappointed to hear that some states do not currently understand the merits of a global settlement framework that the distributors have been discussing with attorneys' general over the past many months."

Please tell us whether you have made an offer to settle the MDL and, if so, the amount of the total offer, your share of the offer, and the date the offer was made. If you have not made an offer, please tell us whether there is an amount for which you would be willing to settle this matter.

While we understand from your response that there has been significant uncertainty with regard to the ultimate outcome of this matter, we do not believe certainty of trial versus settlement or certainty of the amount of ultimate loss is required to recognize a liability of some amount if a loss is probable. Further, we believe disclosure of reasonably possible loss in excess of an amount recognized serves to inform readers as to the uncertainty of the ultimate loss amount. If you have made an offer or would be willing to settle the MDL, please tell us how you are considering this expressed willingness to settle the matter in determining an amount of probable loss to recognize in the reporting period of the offer. Please refer to ASC 450-20-55-36.

Response:

Introduction

As discussed in Note 131 to the Company's consolidated financial statements for the fiscal year ended September 30, 2019, filed in the Annual Report, and as set forth in the Company's February 12, 2020 response letter, a significant number of counties, municipalities, and other governmental entities in a majority of U.S. states and Puerto Rico, as well as several states and tribes, have filed thousands of lawsuits in numerous federal and state courts against pharmaceutical wholesale distributors (including the Company and its subsidiary AmerisourceBergen Drug Corporation), pharmaceutical manufacturers, retail pharmacy chains, medical practices, and physicians relating to the distribution of prescription opioid pain medications. Other lawsuits regarding the distribution of prescription opioid pain medications have been filed by other parties. While, at the time of the filing of the Annual Report on November 19, 2019, and the filing of the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2019 (the "First Quarter 10-Q") on January 30, 2020, the Company had been, and is currently, engaged in discussions with the states and various plaintiff representatives regarding a potential settlement framework, it continues to litigate and prepare for trials.2 In particular, the Attorneys General for North Carolina, Pennsylvania, Tennessee and Texas (the "Negotiating AGs") [***]. Furthermore, these discussions have not included the many additional parties necessary to effectuate such a potential settlement

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.
ABC-1-16671_2

United States Securities and Exchange Commission
March 26, 2020

framework or, ultimately, to accept a global settlement. [***] While these discussions have been and from time to time continue to be characterized in press reports as an "offer" for settlement, [***].

As a result of the complexities related to the ongoing opioid litigation, the Company's determination of whether a loss was probable and reasonably estimable, reasonably possible or remote, and the related disclosures, was highly subjective and required significant judgment by management based upon an evaluation of all the facts and circumstances in connection with the preparation of its fiscal year 2019, as well as its first quarter of fiscal year 2020, financial statements.

Judgment Process

In forming its conclusion as to whether a loss for the opioid matters is probable, the Company undertook thorough procedures in preparing its September 30, 2019 consolidated financial statements, including the following:

–
[***] the Negotiating AGs issued a press release on October 21, 2019 announcing what the press release characterized as a settlement framework (the "Negotiating AGs' Framework"). [***] The Company considered this information in evaluating the recognition, measurement and disclosure criteria of ASC 450-20.

–
Read the statements and press releases by various plaintiffs as to whether the Negotiating AGs' Framework would be acceptable. [***] Furthermore, the States of Florida, New York, Ohio, Oklahoma, and West Virginia made statements subsequent to October 21, 2019 that did not support the Negotiating AGs' Framework. [***]

–
Continuously evaluated updates on the status of upcoming opioid trials. For example, the New York trial was initially scheduled to commence in March 2020, then was accelerated to a January 2020 trial date, then rescheduled to March 2020, but has since been postponed to a future date due to the impact of COVID-19. Separately, the Attorney General of the State of Tennessee decided to proceed with the filing of a complaint against the Company despite the ongoing discussions. [***]

–	[***]

–	Reviewed the historical accounting for litigation of similar size and complexity (as required by ASC 450 20 55 12(e)), [***].
[***]

After two months of additional discussions among the Company, certain of the other defendants, the Negotiating AGs, the PEC and other parties, the Company undertook a similar process in connection with the preparation of its December 31, 2019 interim financial statements. This included a thorough evaluation of the facts and circumstances at the time of the filing of the First Quarter 10-Q, [***].

Significant Management Judgments

Using this information, the Company made the following significant judgments in forming its conclusion under ASC 450-20 that a loss for the opioid matters was not probable as of September 30, 2019. The Company’s evaluation considered each of the factors outlined in ASC 450-20-55-12.

[***]

Following the announcement of the Negotiating AGs' Framework on October 21, 2019, [***].
___________________________

[1]
The Company has been disclosing claims related to the distribution of opioid medication, and information about the consolidation of certain of such claims for Multi-District Litigation proceedings, since the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017.

[2]
This includes preparations for a trial in New York that, at the time of the filing of the Annual Report and First Quarter 10-Q, was scheduled to begin on March 20, 2020 and is now scheduled to commence in the coming months, as well as additional trials in other states scheduled to begin later in 2020.

[3]	The Company acknowledges that others have characterized the Negotiating AGs' Framework as resulting from offers made by defendants,including the Company. [***]

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.
ABC-1-16671_3

United States Securities and Exchange Commission
March 26, 2020

[***]

Settlement of the opioid claims pursuant to the Negotiating AGs' Framework, as it was contemplated at the time that the Company filed the Annual Report and the First Quarter 10-Q, was remote.

The immediate expressions of disagreement and objections with the terms included in the incomplete Negotiating AGs' Framework by States, cities and counties, as evidenced by statements made by the PEC and the Attorneys General for several states, as well as the actions of Tennessee described above, [***].

[***]

From the outset, the discussions about the Negotiating AGs' Framework have been complex and multi-faceted. [***]

[***]

[***] This view is also consistent with the Company’s preparation for trials in the three cases sent back to their home courts by the MDL judge, and several court orders setting trials for matters pending in Alaska, Arkansas, Delaware, Georgia, New Mexico, Nevada, Ohio, Rhode Island, Texas, and Washington.

The Company continued to pursue litigation at the time of the Annual Report and First Quarter 10-Q and concluded that a loss in such litigation was reasonably possible but not estimable.

[***] In addition, it believed at those times, and continues to believe, that it has significant valid defenses to the opioid-related lawsuits and is prepared to litigate those claims, including in the upcoming New York case.5 [***]

The opioid litigation is novel and dissimilar to other litigation to which the Company has been a party, and an estimate of a reasonably possible loss in such litigation is not possible.

The judgment to determine whether a loss is probable can be very difficult and complex, as it was in this case. The Company has never previously been party to litigation that is of similar complexity or magnitude as the opioid litigation. The discussions in connection with the Negotiating AGs' Framework have been complex and multi-faceted, with thousands of plaintiffs included in the federal multi-district litigation, and hundreds of additional cases pending in state courts. The litigants are a diverse group whose interests are not uniform and whose facts and circumstances differ widely as well. [***]

ASC 450-20 Conclusion

[***]

[***]

[***]

Disclosures Required by ASC 275 and ASC 450-20

While the Company concluded that the criteria for recognition of an accrual under ASC 450-20 as of September 30, 2019 and December 31, 2019 had not been met, the Company did determine that a loss in the opioid cases is reasonably possible, and therefore provided in-depth and fully-transparent disclosures as required by ASC 450-20-50-4 and 50-5. The Company has determined that it is unable to estimate a range of reasonably possible loss, since the ultimate outcomes from the upcoming trials are unknown. The Company arrived at this conclusion by considering: [***]

___________________________

[4]	[***]

[5]
At the time of the filing of the Annual Report and the First Quarter 10-Q, the New York trial was scheduled to begin in March 2020 but has been postponed due to the impact of COVID-19. The current timing of the trial is uncertain.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.
ABC-1-16671_4

United States Securities and Exchange Commission
March 26, 2020

Notwithstanding the Company's conclusion that it is unable to estimate a reasonable range of possible loss, the Company did consider the guidance in ASC 275, which also applies to reasonably possible loss contingencies. As a result, and in the interest of providing full transparency of the status of the discussions related to the opioid litigation, and the possibility that a change in the status of the litigation (e.g., matters related to the Negotiating AGs' Framework) may occur in the near term, the Company’s disclosure included the significant elements and uncertainties related to the Negotiating AGs' Framework to allow an investor to fully understand the potential impact of the opioid litigation and related developments on the Company's financial statements, as well as to inform readers of the financial statements of any potential loss amounts that may be recognized by the Company in the future.

As a result of the transparent disclosure, the Company believes financial statement users are appropriately informed of the litigation status and the related reasonably possible impacts to the Company’s financial statements, including those related to the Negotiating AGs’ Framework, consistent with the requirements of ASC 450 and ASC 275.

Note 15. Business Segment Information, page 77

3.	We note your response to our previous comment number 5. Please revise to indicate the table provides the disaggregated revenue disclosure required by ASC 606.

Response:

In future filings and as illustrated below, the Company will revise the table to indicate that it provides the disaggregated revenue as required by ASC 606.

The following illustrates reportable and operating segment disaggregated revenue as required by ASC 606 for the periods indicated:

	Fiscal Year Ended September 30,
(in thousands)	2019	2018	2017
Pharmaceutical Distribution Services	$172,813,537	$161,699,343	$147,453,495
Other:
MWI Animal Health	3,975,232	3,789,759	3,636,305
Global Commercialization Services	2,893,109	2,542,971	2,111,558
Total Other	6,868,341	6,332,730	5,747,863
Intersegment eliminations	(92,757)	(92,438)	(57,532)
Revenue	$179,589,121	$167,939,635	$153,143,826

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.
ABC-1-16671_5

United States Securities and Exchange Commission
March 26, 2020

*        *        *

We understand that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact the undersigned at (610) 727-7144 or via email at lkrikorian@amerisourcebergen.com if you should have any questions regarding our responses.

Sincerely,

/s/ Lazarus Krikorian

Lazarus Krikorian
Senior Vice President and
Chief Accounting Officer

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.
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